Mail Stop 3561-CF/AD 11
      						July 21, 2005

Via U.S. Mail and Fax (33 1 41 86 58 59)

Mr. Julian D. Waldron, Chief Financial Officer
Thomson
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt
France

	RE:	Thomson
      Form 20-F for the fiscal year ended December 31, 2004
		Filed June 3, 2005
      File No. 1-14974

Dear Mr. Waldron:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Mr. Julian D. Waldron
July 21, 2005
Page 2


Form 20-F for the year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

Critical accounting policies, page 58

1. Please refer to your discussion of the net sales of each division described on pages 26 to 42 and Note 1(e) on page F-11. Tell us in detail why you consider that your revenue recognition policy and the allowance for doubtful accounts policy are not critical accounting policies. For additional guidance, please refer to Item 5 of Form 20-F and the Implementation Guidance to FR- 60 issued by the SEC in
January 2002. Disclose in future filings how accurate the estimates of the net realizable revenue have been in the past, and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release no. 33-8350 Commission Guidance Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. The Group and Summary of Significant Accounting Principles

Note 1(d) Financial Instruments

2. Please disclose in future filings the circumstances under which you hedge the marketable equity investments.

 Note 29. Subsequent Events, page F-79

3. Please refer to the February 25, 20005 sale of Videocolor subsidiary to the Indian company for 10 Euro. You indicate that prior to disposal; you recapitalized the business with 103 million Euro of cash. Tell us the amount of loss that you expect to record on the sale of Videocolor subsidiary. Please provide us additional information to understand why you sold the Videocolor subsidiary for
10 Euro.





Mr. Julian D. Waldron
July 21, 2005
Page 3

 Note 31 - Summary of differences between accounting principles followed by the company and accounting principles accepted in the United States, page F-88

4. Refer to your reconciliation of net income as reported to net income in accordance with US GAAP. We were unable to recalculate the adjustments in the reconciliation using your disclosures. Show us how you determined the following adjustments:

* Restructuring
* Purchase price allocation and amortization of recognized intangible assets
* Goodwill amortization and impairment SFAS 142
* Revenue recognition

5. To help the reader better understand the impact of the differences please include summarized or condensed financial statements prepared in accordance with US GAAP.

6. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,


							Larry Spirgel
								Assistant Director